ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax:202-756-3333

www.alston.com

Margaret A. Sheehan

Direct Dial: 202-756-3305

E-mail: margaret.sheehan@alston.com

December 19, 2008

National Retail Fund III

Co/ Gemini Fund Services, LLC

4020 S. 147th Street

Omaha, NE 68137

Re:	National Retail Fund III

Ladies and Gentlemen:

You have registered under the Securities Act of 1933, as amended (the “1933 Act”) 10,000,000 shares of common stock ("Shares") of the National Retail Fund III (the “Fund”), with a proposed maximum offering price per unit of $10.00.  The Shares will be offered on continuous basis in reliance on Rule 415 under the Securities Act of 1933. You propose to file the registration statement on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.

In connection with this opinion, we have (i) investigated such questions of law, (ii) examined originals or certified, conformed or reproduction copies of such agreements, instruments, documents and records of the Fund, such certificates of public officials and such other documents, and (iii) received such information from officers and representatives of the Fund as we have deemed necessary or appropriate for the purposes of this opinion. In all such examinations, we have assumed the legal capacity of all natural persons executing documents, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies. As to various questions of fact relevant to the opinions expressed herein, we have relied upon, and assume the accuracy of, representations and warranties contained in the documents and certificates and oral or written statements and other information of or from representatives of the Fund and others and assume compliance on the part of all parties to the documents with their covenants and agreements contained therein.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized Shares have been duly authorized under Delaware law.  Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares issued will be validly issued, fully paid and non-assessable.

The Fund is an entity of the type commonly known as a “Delaware business trust” organized pursuant to the Delaware Statutory Trust Act, Del. Code tit. 12, §§3801-3826.  Under Delaware law, shareholders could, under certain circumstances, be held personally liable for the unsatisfied obligations of the trust.  However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Board and officers of the Fund shall have no personal liability therefore.   Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder.  Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Registration Statement.  We consent to the filing of this opinion with and as part of your Registration Statement.

ALSTON & BIRD LLP

By: /s/ Margaret A. Sheehan

Margaret A. Sheehan

A Partner

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